INVEST IN **LATER DAYS COFFEE CO.**

"Better for You" Cold Brew Coffee With All The Vibes



laterdayscoffee.com Redondo Beach CA



LEAD INVESTOR

Hayden Fulstone Co-Founder of Liquid I.V.

As someone who has created, scaled, and sold a consumer packaged goods business, I know how challenging the road is. I'm investing in Later Days because the product itself is the best cold brew I've ever tasted. I have been impressed with Later Days ever since I first met the founders. I truly believe in their mission and relentless dedication to building this brand. I highly recommend joining me by investing into Later Days. I can't wait to see what they are able to accomplish in 2023 and beyond!

Invested $5,000 this round & $200,000 previously

Highlights

1. 📈 Raised $500K to date, accomplishing $1M+ in sales, with significant YOY growth
2. 7 products in market, carried at ~ 500+ locations across CA (Erewhon, Whole Foods, & more)
3. ☕ Flagship Retail Coffee Shop location targeted to open late 2023/Early 2024
4. 🌎 Cold brew brand focused on creating clean & premium products for our community to share
5. 🤝 Proven product market fit with continued increasing velocities in retail channel
6. Innovation with 2 more SKU's launching in 2023
7. Solid network of DSD Distributors in CA
8. Ability to scale with manufacturing partner allowing for significant Regional & National Growth

Our Team



Dave Israel Co-Founder

10 years experience in the beverage industry from the ground up, ranging from production to sales & marketing.



Robby Horn Co-Founder

A seasoned salesman with over 10 years of previous experience in the action sports industry and a great understanding of what it takes to build brands. 5 years of experience in the beverage industry focusing on growth in sales and marketing.

Why Invest? Story, Traction & Opportunity

Why Later Days? The cold brew coffee industry is filled with unhealthy products that are boring and low quality. The majority of products on the shelf are packed with sugar and oils, and simply don't taste good. Additionally they are controlled by a few of the big companies in the game. Here at Later Days, we are here to fix that. Our mission is to provide you with quality, better for you products, that catch your eye and give your tastebuds something to rave about!


Early Mornings Call For Later Days
INVESTOR DECK
LATER DAYS COFFEE CO.
Fun Guy
LATER DAYS COFFEE CO.
Lil' Oat
LATER DAYS COFFEE CO.
Nitro Blast


Hello!
INVESTOR DECK
We are Later Days. At Later Days we are committed to bringing you premium, "better for you" products with all the vibes and none of the nonsense. We are focused on wellness, the planet and building a



- Robby, Dave and Aaron
1% FOR THE PLANET
USDA ORGANIC
Aaron Stewart
Sales Manager
Dave Israel
COO/Co-Founder
Robby Horn
CEO/Co-Founder

Highlights & Strategy

We've decided to grow strategically and methodically. We wanted to do the hard work first and make sure that our product performed and resonated at a retail level. As founders we found it best to first hand go to our accounts and talk to our customers and store owners. This allowed us to see our brand & product fit in the market and respond to any feedback.



Traction
INVESTOR DECK
$1M+
REVENUE
365K
UNITS SOLD
8 SKUS
IN MARKET
7
DISTRIBUTORS

Significant YOY Growth

In a crowded market we've been able to stand out and have significant YOY growth since launch. Doubling our revenue since 2017 and surpassing $1M in total revenue, we've increased our velocities and proven brand and product market fit setting ourselves up for continued growth.

Sales Overview
INVESTOR DECK
Gross Revenue
$1,000,000
$750,000
$500,000
$250,000
Quarterly Revenue
$150,000.00
$100,000.00
$50,000.00
$0.00





2019
2020
2021
2022

Product Variety for Omni Channel Strategy

While our original cold brew has been a fan favorite since day 1, we have innovated and brought new products to our offerings. A line up of perishable glass products for a true cold brew, shelf stable cans for low sugar flavored cold brew, nitro kegs & single origin whole bean, there is no lack of options. A variety of SKU's that fit into Grocery, Hotels, Food Service, E-Commerce, Office Buildings and more.

The Line Up
INVESTOR DECK
The Original
Half Caff
The Growler
Nitro Blast
Lil' Oat
Fun Guy
Nitro Keg
Whole Beans

What to Look Forward To in 2023?

Launch of Flagship Coffee Shop

Targeted to open in 2023, our flagship Later Days Coffee Shop on Pacific Coast Highway in Redondo Beach. With a projected 40% increase in monthly revenue and a significant increase in margins, we are excited to finally open our doors to our community and offer the full Later Days Experience.

Flagship
Coffee Shop
+ Located on PCH in Redondo Beach, CA
+ Projected 1st year revenue $410K
INVESTOR DECK
LATER DAYS COFFEE CO.



+ Later Days experience with retail offering

Forward-looking projections are not guaranteed.

Product Innovation

Geared at growing our E-commerce channel through our DTC platform & Amazon, we are rebranding our Whole Bean Coffee offering as well as rolling out 2 new shelf stable SKU's "The Mocha & a Matcha Latte" which will pioneer our online growth in 2023.





Later Days Opportunity in a Growing Market

We've used the last 5 years to strategically build our company and prove our brand and product in the market. With a CAGR of 25.1% and a US Market size of $81 Billion, we have a huge opportunity that we are ready to take advantage of.



As we move into 2023, we are excited to use our platform to continue growing Later Days, while we increase our margins and reach profitability.



2023 Goals

+ $1.2M Revenue
+ Increase Margins with Profitability
+ Whole Food Regional Expansion
+ Product Innovation
  Mocha Latte & Matcha Latte
+ Ecommerce growth in DTC & Amazon

INVESTOR DECK

Forward-looking projections cannot be guaranteed.

We appreciate your support!

Thank You

Made in Redondo Beach, CA
LaterDaysCoffee.com

INVESTMENT OPPORTUNITY

Dave Israel – COO/Co-Founder   Robby Horn – CEO/Co-Founder
dave@Laterdayscoffee.com   robby@Laterdayscoffee.com